UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 205491

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 2, 2024

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Settlement Agreement between Nicoventures Trading Limited and Philip Morris Products S.A.

On 1 February 2024, Nicoventures Trading Limited, an indirect, wholly-owned subsidiary of British American Tobacco p.l.c., entered into a settlement agreement with Philip Morris Products S.A., an indirect, wholly-owned subsidiary of Philip Morris International Inc. (the “Settlement Agreement”).

Pursuant to this Settlement Agreement, among other things, both parties have agreed to take all actions, as necessary, to dismiss with prejudice, subject to certain limited exceptions, certain pending legal proceedings between the parties and their respective affiliates concerning certain Vapour products and Heated Products (HP) (including devices and consumables) without admission of liability, and to fully and finally discharge without admission of liability any injunctions granted to the parties and their respective affiliates in such proceedings.  The parties have also agreed to a mutual release of presently known and past, present and future claims arising out of or relating to, among other things, such proceedings, the infringement of the patents at issue in the proceedings and certain intellectual property rights relating to certain products existing on or before a specified date.

Additionally, the parties have agreed to covenants not to sue, on a perpetual, royalty-bearing or royalty-free basis, as the case may be, in respect of patents associated with certain existing or changed Vapour or HP products.  The parties have also agreed to covenants not to sue on a perpetual, royalty-free basis in respect of, among other things, the manufacture of products, accessories, replacement parts and upgrade parts, or their respective components; and research and development of such products, accessories, replacement parts, upgrade parts and components.

The Settlement Agreement is for a term of eight years from 1 February 2024 and is substantially worldwide in scope.

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of February 2, 2024.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Press Release entitled “BAT and PMI Announce Global Patent Settlement”, dated February 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

	By:	/s/ Caroline Ferland
		Name:	Caroline Ferland
		Title:	Company Secretary

Date: February 2, 2024